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                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                               601 Congress Street
                              Boston, MA 02210-2805

August 20, 2007 - Submitted Electronically Via EDGAR

Alison T. White, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re: JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
    SEPARATE ACCOUNT H
    INITIAL VARIABLE ANNUITY REGISTRATION STATEMENTS ON FORM N-4:
    Venture Freedom Variable Annuity ("Venture Freedom") - File nos. 333-143073 (SEC Accession #0000950135-07-003239), 333-143074 (SEC Accession
    #0000950135-07-003240), and 811-4113

    JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
    SEPARATE ACCOUNT A
    INITIAL VARIABLE ANNUITY REGISTRATION STATEMENTS ON FORM N-4
    Venture Freedom Variable Annuity ("Venture Freedom") - File nos. 333-143075 (SEC Accession #0000950135-07-003241), 333-143076 (SEC Accession
    #0000950135-07-003242), and 811-6584

    EACH AS FILED WITH THE COMMISSION ON MAY 18, 2007

Dear Ms. White:

This letter is in response to the comments you provided earlier this week by telephone, for the captioned Registration Statements. We respond in the order of your comments, as summarized below. Except where otherwise stated, we underline specific examples of prospectus text revisions for staff review only.

COMMENT 1: With respect to our August 10 response letter, should the Bonus percentage amount in subsection (ii) of Response 6a be 5% instead of 6%?


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RESPONSE 1: The explanation that we provided in the August 10 letter is correct.
The Bonus for IPFL is 6%.

COMMENT 2: On page 40, in the second paragraph in the "Right to Review" section, please clarify what the "amount otherwise payable" would be.

RESPONSE 2: This is the text of the paragraph:

     No withdrawal charge (if applicable) is imposed upon return of a Contract within the ten day right to review period. The ten day right to review may vary in certain states in order to comply with the requirements of state insurance laws and regulations. When the Contract is issued as an individual retirement annuity under Sections 408 or 408A of the Code, during the first 7 days of the 10 day period, we will return all Purchase Payments if this is greater than the amount otherwise payable.

The reference is to the formulation in the immediately preceding paragraph:

     You may cancel the Contract ... at any time within 10 days after receiving it or such other period as required by law. Within 7 days of receiving a returned Contract, we will pay you the Contract Value (minus any Unpaid Loans) computed at the end of the Business Day on which we receive your returned Contract.

We have amended the second paragraph to refer more clearly to the preceding paragraph:

     When the Contract is issued as an individual retirement annuity under Sections 408 or 408A of the Code, during the first 7 days of the 10 day period, we will return all Purchase Payments if this is greater than the amount otherwise payable, as described in the preceding paragraph.

COMMENT 3: In the same "Right to Review" section, the paragraph about residents of California says, "If your Purchase Payments were allocated to a Variable Investment Option (other than the Money Market Fund), we will pay you the Contract Value, (minus any Unpaid Loans), computed at the end of the Business Day on which we receive your returned Contract." Should this say "we will pay you the greater of your Purchase Payments or the Contract Value..."?

RESPONSE 3: The language that we included for California seniors is correct as is. If they are in Money Market or Fixed Accounts they would get their Purchase Payments back during the 30-day period. If they are in any other fund, they would get Contract Value. (However, if they are in an IRA and they exercise a free look in the first 7 days, the IRA rules apply).

A conforming copy of the Registration Statement will be filed under Rule 497, reflecting the changes described herein. Please refer to our request in the August 10 letter for acceleration of the effective date of the captioned Registration Statements to August 31, 2007.


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Please do not hesitate to contact me on any matters regarding John Hancock's variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.

                                        Very truly yours,


                                        /s/ Thomas J. Loftus

                                        Thomas J. Loftus
                                        Senior Counsel - Annuities


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